                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)



                                 RIDGEVIEW, INC.
                                ----------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   765905 10 4
                                 --------------
                                 (CUSIP Number)

                                   JOSEPH LEVY
                                 FINANCE MANAGER
                          GIBOR SPORT ALPHA SOCKS LTD.
                         GOLD HOUSE, 1 HAMELACHA STREET
                               NEW INDUSTRIAL ZONE
                             KIRYAT NORDAU, NATANYA
                            42501 P.O.B. 8211 ISRAEL
                                  972-9-8851373

                                 WITH COPIES TO:
                             J. NORFLEET PRUDEN, III
                   KENNEDY COVINGTON LOBDELL & HICKMAN, L.L.P.
                       100 NORTH TRYON STREET, SUITE 4200
                      CHARLOTTE, NORTH CAROLINA 28202-4006
                                 (704) 331-7442
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 24, 2000
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                               (Page 1 of 2 Pages)
                         (continued on following pages)

---------------------------------------                                                        ----------------------------------
                                                                   13D
        CUSIP No. 765905 10 4                                                                          Page 2 of 2 Pages

---------------------------------------                                                        ----------------------------------

=================== =============================================================================================================
        1           NAME OF REPORTING PERSON                                                        Gibor Sport Alpha Socks Ltd.
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

=================== =============================================================================================================
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a)[ ]

                                                                                                                         (b)[ ]
=================== =============================================================================================================
        3           SEC USE ONLY

=================== =============================================================================================================
        4           SOURCE OF FUNDS*                                                                                         WC

=================== =============================================================================================================
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                   [ ]

=================== =============================================================================================================
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                          Israel

========================= ======== ==============================================================================================
                             7     SOLE VOTING POWER
       NUMBER OF                                                                                                      1,500,000
         SHARES           ======== ==============================================================================================
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                                                                                                              0
          EACH            ======== ==============================================================================================
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                                                                                                       1,500,000
          WITH            ======== ==============================================================================================
                            10     SHARED DISPOSITIVE POWER
                                                                                                                              0
=================== =============================================================================================================
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                       1,500,000
=================== =============================================================================================================
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                   [ ]

=================== =============================================================================================================
       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                           33.3%
=================== =============================================================================================================
        14          TYPE OF REPORTING PERSON*
                                                                                                                              CO
=================== =============================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.           SECURITY AND ISSUER.

                  This Statement relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Ridgeview, Inc., a North Carolina corporation (the "Company"). The address of the Company's principal executive office is 2101 North Main Avenue, Newton, North Carolina 28658.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by Gibor Sport Alpha Socks Ltd. ("Gibor"), a publicly traded Israeli corporation. Gibor's principal business is the design, manufacture and sale of sports and fashionable socks for men, women and children. Gibor's principal business address is Gold House, 1 Hamelacha Street, New Industrial Zone, Kiryat Nordau, Natanya, 42501 P.O.B. 8211 Israel. Gibor is controlled by Gibor Sport Holdings, 28 Betsalel, St. Ramat-Gan, Israel, a publicly traded Israeli holding company with subsidiaries in the textiles, real estate and high technology businesses. Gibor Sport Holdings is controlled by Sagiel Investments, 28 Betsalel, St. Ramat-Gan, Israel, a publicly traded Israeli holding company with Gibor Sport Holdings and Naamen Porcelan, a cutlery distributor, as its primary subsidiaries. Sagiel Investments is controlled by Sagiel Holdings, 28 Betsalel, St. Ramat-Gan, Israel, a privately held Israeli holding company whose sole asset is an interest in Sagiel Investments. Eitan Eldar, Roi George Gill and Yehuda Sayag each own a 1/3 interest in Sagiel Holdings. Messrs. Eldar, Gill and Sayag are the only directors and executive officers of Sagiel Holdings. Information about Messrs. Eldar, Gill and Sayag are included in the tables below. The following table provides certain information about Gibor's directors:

NAME                      RESIDENTIAL ADDRESS              PRINCIPAL OCCUPATION                      CITIZENSHIP
----                      -------------------              --------------------                      -----------

Moshe Alon                2 Levitan Street, Tel-Aviv,      Managing Director of Gibor                Israeli
                          Israel

Eitan Eldar               37 King David Street,            Managing Director of Gibor Sport          Israeli
                          Herzliyya Pituah, Israel         Holdings

Roi George Gil            26 Hamaapilim Street,            Managing Director of Gibor Sport          Israeli
                          Herzliyya Pituah, Israel         Holdings

Yehuda Sayag              1 Klahuzner Street, Herzliyya    Diamond Trader                            Israeli
                          Pituah, Israel

Shahar Brikman            3 Brazil Street, Tel-Aviv,       Chief Financial Officer of Gibor Sport    Israeli
                          Israel                           Holdings

Samuel Marfogal           Demon Way Street, Bet-Yizhaq,    Chief Financial Officer of Hacsharat      Israeli
                          Israel                           Hyishuv, an Israeli holding company
                                                           with subsidiaries in the newspaper,
                                                           real estate and cable television
                                                           businesses.


NAME                      RESIDENTIAL ADDRESS              PRINCIPAL OCCUPATION                      CITIZENSHIP
----                      -------------------              --------------------                      -----------

Natan Galperin            4/33 Elite Street, Herzliah,     Business Consultant                       Israeli
                          Israel

Shiri Fridman             4 Avshalom Street, Tel-Aviv,     Attorney                                  Israeli
                          Israel


The following table provides certain information about Gibor's executive officers:


NAME                       RESIDENTIAL ADDRESS               TITLE                                 CITIZENSHIP
----                       -------------------               -----                                 -----------

Moshe Alon                 2 Levitan Street, Tel-Aviv,       Managing Director                     Israeli
                           Israel

Joseph Levy                41 Mishmar Hayarden Street,       Chief Financial Officer               Israeli
                           Tel-Aviv, Israel

Gidean Doleve              101 Brener Street, Herzliah,      Marketing Manager                     Israeli
                           Israel

Haled Hamshawy             Village Rammi, Israel             Plant Manager                         Israeli

Ezra Rashti                2 Rab Ashi Street, Tel-Aviv,      Internal Auditor                      Israeli
                           Israel


During the past five years, neither Gibor nor any of its directors or executive officers, any person controlling Gibor or any executive officer or director of the person ultimately in control of Gibor has been convicted in a criminal proceeding or has been a party to any civil proceedings that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Gibor's working capital provided the funds for the loan made by Gibor which provides for the conversion feature to the shares of Common Stock to which this filing relates.

ITEM 4.           PURPOSE OF TRANSACTION.

         On April 19, 2000, Gibor and the Company executed a letter agreement (the "Letter"), a copy of which is attached hereto as Exhibit 1 and the terms of which are incorporated into this Schedule 13D by reference thereto. In the Letter, Gibor proposed to acquire all of the outstanding shares of Common Stock for $1.00 per share in cash. In the Letter, Gibor proposed that the acquisition would be made by a merger of a subsidiary to be created by Gibor in the United States. The Letter stated that the acquisition was subject to the negotiation of a mutually acceptable merger agreement and the approval of Gibor's and the Company's shareholders.

         In the Letter, Gibor and the Company also agreed that Gibor would make an unsecured loan in the amount of $1,000,000 to the Company to provide the Company with additional working capital. In the Letter, Gibor acknowledged that the loan would be subordinated to the Company's term and revolving indebtedness to certain U.S. banks and that the loan could not be repaid until the Company repaid such indebtedness. In the Letter, Gibor and the Company agreed that if the acquisition did not close within 90 days from the date the loan was made, Gibor would have the right to covert the loan into 1,500,000 shares of Common Stock. The loan was made on April 24, 2000. This Schedule 13D is being filed because Gibor may be deemed to be the beneficial owner of 1,500,000 shares of Common Stock on or before the exercise of the conversion feature.

         Gibor's original purpose for making the loan was to provide needed working capital to the Company pending the negotiation of a merger resulting in the acquisition by Gibor of all of the outstanding Common Stock. After signing the Letter and making the loan, Gibor conducted further investigations of the Company. Based upon such investigations, Gibor has determined not to pursue such merger or an acquisition of all of the outstanding Common Stock. Gibor is still interested in obtaining a controlling interest in the Company, although Gibor is now considering a direct equity investment rather than the acquisition of outstanding Common Stock. As of the date of this filing, no specific plans or proposals have been made as to the number or type of shares that may be purchased in such investment, the price to be paid for such investment or any of the other terms of such investment. Gibor will also continue to look at other alternatives concerning a relationship between Gibor and the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Gibor may be deemed to be the beneficial owner of 1,500,000 shares of Common Stock, which would represent, when issued, approximately 33.3% of the Company's outstanding Common Stock. The percentages calculated in this Item 5 are based upon 3,000,000 shares of Common Stock outstanding as of November 15, 1999 as reported on the Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 1999 (the most recently available filing with the Securities and Exchange Commission by the issuer) and the 1,500,000 shares of Common Stock to be received by Gibor on conversion of the loan.

                  (b) Gibor will have sole voting and dispositive power with respect to all 1,500,000 shares of Common Stock that it may beneficially own upon conversion of the loan.

                  (c) Other than as described in Item 4, neither Gibor nor any of its directors or executive officers, any person controlling Gibor or any executive officer or director of the person ultimately in control of Gibor has effected any transaction in shares of Common Stock during the past 60 days.

                  (d) No person other than Gibor will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that will be issued upon a conversion of the loan.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as set forth in Item 4, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among or between Gibor, any of its directors or executive officers, any person controlling Gibor or any executive officer or director of the person ultimately in control of Gibor and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

1. Letter agreement, dated April 19, 2000, executed by Gibor and the Company (filed herewith).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        May 25, 2000

                                        GIBOR SPORT ALPHA SOCKS LTD.


                                        By: s/ Joseph Levy
                                           ------------------------------------
                                               Joseph Levy
                                               Finance Director

                                  EXHIBIT INDEX


EXHIBIT                          DESCRIPTION                             PAGE
-------                          -----------                             ----

  1      Letter agreement, dated April 19, 2000, executed by Gibor         9
         and the Company